UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. )*

Sorbent Technologies, Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

835828104
(CUSIP Number)

March 26,2008
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ] Rule 13d-1(b)
[x] Rule 13d-1(c)
[ ] Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1. NAME OF REPORTING PERSONS.  I.R.S. IDENTIFICATION NOS.
   OF ABOVE PERSONS (ENTITIES ONLY)

   Thomas G. Berlin

2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
   (a) [ ]
   (b) [x]

3. SEC USE ONLY

4. CITIZENSHIP OR PLACE OF ORGANIZATION

   Ohio


NUMBER OF               5 SOLE VOTING POWER              392,876 shares
SHARES
BENEFICIALLY            6 SHARED VOTING POWER             0      shares
OWNED BY
EACH
REPORTING               7 SOLE DISPOSITIVE POWER       	 392,876 shares
PERSON WITH

                        8 SHARED DISPOSITIVE POWER       0       shares


9.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        392,876 shares

10.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
        SHARES [   ]

11.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

        13.29%

12.     TYPE OF REPORTING PERSON

        IN


Item 1(a). Name of Issuer:

Sorbent Technologies, Inc.

Item 1(b). Address of Issuer's Principal Executive Offices:

Sorbent Technologies, Inc.
1664 East Highland Road
Twinsburg, OH 44087


Item 2(a). Name of Person Filing:

Thomas G. Berlin

Item 2(b). Address of Principal Business Office:

Berlin Financial, Ltd.
1325 Carnegie Ave.
Cleveland, OH 44115

Item 2(c). Citizenship:

Ohio

Item 2(d). Title of Class of Securities:

Common Stock

Item 2(e). CUSIP Number: 835828104


Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a:

(e) An investment adviser in accordance with 240.13d-1(b)(1)(ii)(E)

Item 4. Ownership:

(a)     Amount of Beneficially Owned:           392,876 shares
(b)     Percent of Class:                   	13.29%
(c)     Number of shares as to which such person has:

     (i)  Sole power to vote or to direct the vote:        392,876 shares

    (ii)  Shared power to vote or to direct the vote:      0       shares

   (iii) Sole power to dispose or to direct the disposition of: 392,876 shares

    (iv) Shared power to dispose or to direct the disposition of: 0 shares

Item 5. Ownership of Five Percent or Less of a Class.

        Not applicable

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

        The Reporting Person purchased certain shares solely for investment purposes.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

        Not applicable

Item 8. Identification and Classification of Members of the Group.

        Not applicable

Item 9. Notice of Dissolution of Group.

        Not applicable

Item 10.Certification.

        By signing below I certify that to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.

        Signature:  /s/ Thomas G. Berlin

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

        Date: April 21, 2008

        Signature:  /s/ Thomas G. Berlin


        Title:   Managing Member